SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5 – Final Amendment)

LANDAIR CORPORATION

(Name of Subject Company (Issuer) )

SCOTT M. NISWONGER (Offeror)
JOHN A. TWEED (Offeror)
LANDAIR ACQUISITION CORPORATION (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person) )

Common Stock, par value $.01 per share
(Title of Class of Securities)

514757103
(CUSIP Number of Class of Securities)

Scott M. Niswonger
430 Airport Road
Greeneville, TN 37745
(423) 783-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
William C. Argabrite
Hunter, Smith & Davis LLP
1212 North Eastman Road
P.O. Box 3740
Kingsport, Tennessee 37664
(423) 378-8829

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation and 2,126,960, the number of outstanding shares sought in the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,500	Filing Parties:	Scott M. Niswonger
John A. Tweed
Landair Acquisition Corporation

Form or Registration No.: 005-54679	Date Filed:	December 23, 2002

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE 13D INFORMATION

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Scott M. Niswonger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

BK, PF

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		7,095,953 shares of Common Stock

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0 shares of Common Stock

WITH
	10	SHARED DISPOSITIVE POWER

7,095,953 shares of Common Stock

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,095,953 shares of Common Stock held indirectly through Landair Acquisition Corporation.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

96.8% Common Stock

14		TYPE OF REPORTING PERSON

IN, HC

SCHEDULE 13D INFORMATION

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John A. Tweed

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

BK, PF

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		7,095,953 shares of Common Stock

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0 shares of Common Stock

WITH
	10	SHARED DISPOSITIVE POWER

7,095,953 shares of Common Stock

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,095,953 shares of Common Stock held indirectly through Landair Acquisition Corporation.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

96.8% Common Stock

14		TYPE OF REPORTING PERSON

IN

SCHEDULE 13D INFORMATION

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

LANDAIR ACQUISITION CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

BK

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		7,095,953 shares of Common Stock

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0 shares of Common Stock

WITH
	10	SHARED DISPOSITIVE POWER

7,095,953 shares of Common Stock

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,095,953 shares of Common Stock held directly

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

96.8% Common Stock

14		TYPE OF REPORTING PERSON

CO

SCHEDULE TO

     This Amendment No. 5 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on December 23, 2002 by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (the “Purchasers”), as amended and supplemented on January 13, 2003, January 16, 2003, January 17, 2003 and January 21, 2003 (the “Schedule TO”). This schedule also amends (i) the Schedule 13D filed by Scott M. Niswonger on June 26, 2000, as amended on October 18, 2002, December 17, 2002, December 23, 2002, January 13, 2003, January 16, 2003, January 17, 2003 and January 21, 2003; (ii) the Schedule 13D filed by John A. Tweed on January 5, 2001, as amended on October 18, 2002, December 17, 2002, December 23, 2002, January 13, 2003, January 16, 2003, January 17, 2003 and January 21, 2003; (iii) the Schedule 13D filed by Landair Acquisition Corporation as a member of a group consisting of Purchasers on December 23, 2002, as amended on January 13, 2003, January 16, 2003, January 17, 2003 and January 21, 2003. The Schedule TO relates to the offer by Purchasers to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Landair Corporation, a Tennessee corporation (the “Company”), at a purchase price of $13.00 per share, net to the seller in cash (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the “Offer to Purchase”), as amended and supplemented by the amendment and supplement thereto dated January 13, 2003 (the “Supplement”) and the Letter to the Shareholders of Landair Corporation dated January 15, 2003, and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

     Unless otherwise stated below, the information set forth in the Offer to Purchase, as amended and supplemented by the Supplement (including all schedules thereto) and the Letter to the Shareholders of Landair Corporation dated January 15, 2003, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

     The Offer expired at 12:00 midnight, Eastern Standard Time, on Thursday, January 23, 2003. Based upon a preliminary count from the Depositary, as of 12:00 midnight, on Thursday, January 23, 2003, approximately 1,923,077 Shares had been tendered pursuant to the offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). Such tendered Shares, together with Shares owned by the Purchasers, represent approximately 97% of the Shares outstanding. The Purchasers have accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for accepted Shares is expected to be made to the Depositary on or before January 28, 2003. A copy of the press release, dated Thursday, January 24, 2003, issued by Landair announcing the completion of the tender offer is attached hereto as exhibit (a)(1)(xv) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(1)(xv) Text of press release issued by Landair Corporation dated January 24, 2003.

SIGNATURE PAGE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott M. Niswonger Scott M. Niswonger

/s/ John A. Tweed John A. Tweed

LANDAIR ACQUISITION CORPORATION

By: /s/ John A. Tweed

Name: John A. Tweed

Title: President

Dated: January 24, 2003